[Letterhead of CNinsure Inc.]
November 10, 2010
VIA EDGAR
Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Ms. Ibolya Ignat, Staff Accountant
Division of Corporation Finance
Mailstop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CNinsure Inc. Form 20-F for the fiscal year ended December 31, 2009 filed on May 7, 2010 (File No. 001-33768)
Dear Mr. Rosenberg and Ms. Ignat,
This letter acknowledges receipt by CNinsure Inc. (the “Company”) of the comments contained in the letter dated November 3, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”). The comments relate to the Staff’s request for clarification of our accounting policy for the cancellation of options to purchase shares and for further details on our internal controls and procedures.
The Company expects to submit responses to the Staff’s comments by November 24, 2010, and will file Amendment No. 2 on Form 20-F/A to the 2009 Form 20-F, if necessary, in response to the Staff’s comments after the Staff concludes its review.
If you have any additional questions or comments, please contact the undersigned at +86 20 6122-2777, or our U.S. counsel, Latham & Watkins, attention: David Zhang at +852 2912 2503. Thank you.
Very truly yours,
/s/ Qiuping Lai
Qiuping Lai
President

cc:	Yinan Hu, Chief Executive Officer, CNinsure Inc. Peng Ge, Chief Financial Officer, CNinsure Inc.